SILVER STANDARD RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the three months ended March 31, 2010

Management Discussion and Analysis of Financial Position and Operating Results

We are a silver resource company that has assembled a portfolio of silver-dominant projects located in seven countries in the Americas and Australia.  With the Pirquitas mine reaching production status in December 2009, we are now focused on operating, optimizing, and producing silver from our Pirquitas mine and on advancing our other principal projects, including San Luis, Pitarrilla, Diablillos, Snowfield, Brucejack and San Agustin projects.  In aggregate, we own what we believe to be the largest in-ground silver resource of any publicly-traded primary silver company.  Certain of our projects also contain significant gold resources. We may monetize certain of our other assets.  Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and listed on the Toronto Stock Exchange under the symbol SSO.

This management discussion and analysis (MD&A) of the financial position and operating results of the company for the three months ended March 31, 2010 and 2009 is prepared as of May 10, 2010 and is intended to supplement the unaudited interim consolidated financial statements for the three months ended March 31, 2010, and the related notes thereto, prepared in accordance with Canadian generally accepted accounting principles (GAAP).  This MD&A should also be read in conjunction with the audited consolidated financial statements, and the related notes thereto, and in conjunction with the MD&A for the year ended December 31, 2009 prepared in accordance with Canadian GAAP; and the most recent Form 20-F on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.  All dollar amounts referred to in this MD&A are expressed in U.S. dollars except where indicated otherwise.  We direct investors to the section “Risks and Uncertainties” and to page 22 for a cautionary statement on forward-looking information and non-GAAP financial performance measures included within this MD&A. Additional information relating to us is available free of charge on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at www.sec.gov.

FIRST QUARTER HIGHLIGHTS AND SIGNIFICANT EVENTS

•	We produced a total of 609,258 ounces of silver and sold 906,936 ounces.

•	Net loss of $7.6 million (March 31, 2009 - $2.6 million) or $0.10 per share (March 31, 2009 - $0.04 per share).

•	Loss from mine operations of $16.7 million comprising:

o	Revenue of $11.5 million; and
o	Cost of sales of $28.2 million, including $7.8 million in non-cash depletion, depreciation and amortization.

•
We closed a public share offering of 6,729,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114.4 million.  After deducting underwriting fees and expenses, net proceeds were approximately $108.0 million.

•	We sold the Silvertip project for total consideration of $15.0 million for an after tax gain of $13.1 million.

•	We incurred exploration expenditures of $7.4 million (March 31, 2009 - $3.1 million) to advance our other key properties during the year. Significant expenditures included:

o	$3.1 million at the San Luis Project in Peru (March 31, 2009 - $0.8 million);

o	$1.8 million at the Pitarrilla Project in Mexico (March 31, 2009 - $1.4 million); and

o	$0.9 million at the Snowfield Project in Canada (March 31, 2009 - $0.1 million).

NON-GAAP FINANCIAL AND OPERATING PERFORMANCE MEASURES
(thousands of dollars, except production data and per share amounts)

We use the non-GAAP measures of cash production cost per ounce of silver, cash operating cost per ounce of silver and total cost per ounce of silver to manage and evaluate operating performance.  Although these measures are widely reported in the silver mining industry as benchmarks for performance, they do not have a standardized meaning and are non-GAAP measures.  We believe that these measures, in addition to GAAP measures, will be used by investors to evaluate our performance and future ability to generate cash flows.

The following table sets forth selected financial and operating data from our consolidated financial statements and should be read in conjunction with those statements:

2010
Q1(1)

Production Data (2)

Tonnes milled	276,375
Silver head grade (grams/tonne)	129
Silver recoveries	53.2%
Silver produced (ounces)	609,258
Silver sold (ounces)	906,936

Revenues (3)	$ 11,531

Average realized silver price (per ounce)	$ 17.43
Average London spot silver price (per ounce)	$ 16.76

Cash cost per ounce of silver (4)

Cash production cost	$ 29.32
Cash operating cost	$ 36.61
Total cost	$ 47.68

(1)	We entered production at our Pirquitas mine in Argentina on December 1, 2009. As a result, comparatives for the first quarter of 2009 are not applicable.
(2)	We processed primarily transitional ore during the first quarter of 2010 and began processing sulphide ore in April 2010.
(3) Revenues are reported net of deductions, treatment and refining charges.
(4)
The calculation of cash production cost, cash operating cost and total cost per ounce of silver is net of by-product sales revenue of $209,000.  We use cash costs per ounce of silver, a non-GAAP measure, to manage and evaluate operating performance at our Pirquitas mine.  See page 23, "Non-GAAP Financial Performance Measures".

The following table provides a reconciliation to cost of sales, as reported in our Consolidated Statement of Earnings (Loss):

Cash and Total Cost per Ounce Reconciliation
	Three months ended
	March 31, 2010
	$(000)	$/oz.

Cost of sales per consolidated financial statements	20,447	33.56
Inventory adjustments	(2,585)	(4.24)
Cash production costs (1)	17,862	29.32
Deductions, treatment and refining charges	3,505	5.75
Royalties and export taxes	941	1.54
Cash operating costs	22,308	36.61
Depletion, depreciation and amortization	7,788	12.78
Depletion, depreciation and amortization in inventory adjustments	(1,043)	(1.71)
Total costs	29,053	47.68

Silver production (ounces)	609,258

(1)	Cash production costs are defined as direct costs incurred at the Pirquitas mine site.

REVIEW OF OPERATIONS

Pirquitas Mine, Argentina

We successfully achieved production at our Pirquitas mine in Argentina on December 1, 2009 on completion of the operational commissioning and testing phase.  As expected, we completed processing oxide ores in December and, in the first quarter, ramped up introduction of transitional ore to the plant.  During the first quarter, we processed 276,375 tonnes of transitional ore at an average milling rate of 3,070 tonnes per day compared to 110,767 tonnes of oxide ore at 3,573 tonnes per day in December.  During the quarter, we experienced a tertiary crusher screen failure, which was successfully repaired in March.  The transitional ore contained silver head grades of 129 grams/tonne and achieved recoveries of 53.2%, compared to oxide ores containing silver head grades of 262 grams/tonne and recoveries of 58.4% in December 2009.  The Pirquitas Mine produced 609,258 ounces of silver during the first quarter 2010 at a cash production cost per ounce of $29.32.  Including deductions, treatment and refining charges, inventory adjustments, and royalties and export taxes, total cash operating cost per ounce is $36.61. This compares to 545,600 ounces of silver produced during December 2009 at a cash production cost per ounce of $8.99 and total cash operating cost per ounce of $16.57.  The recoveries of the transitional ore were challenging but also very beneficial as significant metallurgical testing has been completed on our sulphide ores.  This has enabled us to optimize the mix of reagents to improve the quality and consistency of silver concentrates produced.

Open pit mining continues to operate very well, during the first quarter we mined 3,876,000 tonnes or 43,000 tonnes per day similar to the 2009 mining rate when 14.3 million tonnes of material was mined.

During the month of April 2010, the mill started to process transitional and sulphide ore with 111,799 tonnes of transitional and sulphide ore processed at an average silver grade of 252 grams per tonne to produce 535,400 ounces of silver.

Current mining activity has exposed transitional and sulphide ore, which was introduced to the mill late in the first quarter and we expect to process the sulphide ore at full capacity towards the end of the second quarter of 2010, during the first quarter significant progress was made with the metallurgical recovery of the sulphide ore.  At quarter’s end we began encountering zinc in the mined ore, and we are now optimizing our current circuit to produce a saleable zinc concentrate by the end of the second quarter.  Significant progress was made with the metallurgy of the transitional and sulphide ore during the first quarter, culminating in the opportunity to commence production of zinc concentrates from the installed flotation facility.  We will begin producing zinc concentrates in the second quarter available for market in the third quarter.  The tin circuit is commissioned and will be operated when suitable material is available.  Due to the lower tin grades in the initial levels of the mine, tin production is now estimated at 800,000 pounds for 2010 compared to the previous estimate of 2 million pounds.

We expect production for the full year of 2010 to be seven million ounces of silver at an average cash production cost of $10.00 per ounce of silver (net of by-product credits) and $14.00 per ounce total cash operating costs including royalties and taxes.  Both the average cash production and cash operating cost per ounce have increased $1 per ounce of silver due to the estimated reduction of tin revenue.  Please refer to the cautionary note regarding forward-looking statements and non-GAAP financial performance measures contained in this MD&A.

The Pirquitas project has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements.  In December 2007 the National Customs Authority of Argentina levied an export duty of 10% on concentrates for projects with fiscal stability agreements predating 2002. We have been advised that the project is subject to this export duty despite our rights under our fiscal stability agreement from 1998.  The legality of the export duty has been challenged and is currently under review by the court in Argentina.  We are reviewing our rights with legal counsel while we pay this export duty under protest.

REVIEW OF PROJECTS

San Luis, Peru

The San Luis Joint Venture Project is located in Ancash, Peru.  A feasibility study on placing the project into production has been completed.  The feasibility study estimates an internal rate of return of 26.5% and a net present value discounted at 5% of $39.2 million at base case prices of $800/ounce gold and $12.50/ounce silver. Capital expenditures are estimated to be US$90.4 million (+/- 15%) for a 400 tonne/day underground mine with average annual production of 78,000 ounces of gold and 1.86 million ounces of silver over its 3.5 year mine life.  The base case financial summary assumes recovered gold production of 270,031 ounces and silver production of 6,454,810 ounces over the life of the mine and operating cost for the mine is estimated at $160.83/tonne of ore processed.

With the completion of the feasibility study, we have now vested a 70% interest in the San Luis Joint Venture.  The joint venture will meet to consider and approve the feasibility study no sooner than 3 months and no later than 6 months.  We have the right to increase our interest to 80% by placing the San Luis project in production. The remaining joint venture interest is held by Esperanza Silver Corporation.

The joint venture is currently negotiating long-term land access agreements for the project.

Pitarrilla, Mexico

The Pitarrilla Project is located in Durango, Mexico.  During the first quarter of 2010 the company initiated a feasibility study for the underground component of the Breccia Ridge Zone, the potential first phase of a staged underground and open pit development of Pitarrilla.  The study is expected to be completed during the fourth quarter of 2010.

Based on the pre-feasibility study, the underground component of Breccia Ridge now contains probable silver reserves of 91.7 million ounces.  Early indications are that this number will improve as the feasibility study progresses.  The Breccia Ridge Zone, containing 63% of Pitarrilla’s total silver resource of 643.6 million ounces of measured and indicated silver resources and 82.3 million ounces of inferred silver resources, is the main focus of current project activities and is one of five zones of mineralization identified to date on the property.

As presented in the pre-feasibility study, the underground project is expected to have a 12-year mine life, mining 4,000 tonnes per day and producing approximately 7 million ounces of silver per year.  Capital costs are projected at $277 million with average operating costs of $33.81 per tonne.  Recoveries vary by rock type with expected weighted average recoveries of 88.4% for silver, 93.2% for zinc and 89.6% for lead. Ore processing will produce two concentrates: lead and zinc with silver contained in the lead concentrate.

Pitarrilla is 100%-owned by Silver Standard and is among the largest silver discoveries in the last decade.

Diablillos, Argentina

The Diablillos silver-gold project is located 275 kilometers south of the Pirquitas Mine in northwestern Argentina.The indicated resources now total 640,000 ounces of gold and 77.1 million ounces of silver, in addition to inferred resources totaling 187,000 ounces of gold and 6.3 million ounces of silver.  These resources are based on a $10 recovered metal values cutoff, and the following metal prices and recoveries: gold ($700/oz, 65%); and silver ($11.00, 40%).  In addition, a preliminary metallurgical program to assess the heap leaching characteristics of the mineralization at Diablillos was completed.

Engineering studies are currently underway to determine the optimal method of mining the deposit: underground or open pit.  On completion of these studies, a preliminary economic assessment will be completed to test the potential economics of the project.  Depending on the results of the preliminary economic assessment, a preliminary feasibility study will be undertaken.

Snowfield, Canada

The Snowfield Project is located in northwestern British Columbia, Canada.  This season’s exploration program will include an 18,000-meter drill program primarily focused on expanding the project’s known gold resource, which was substantially increased in December 2009. The Snowfield project currently hosts measured and indicated gold resources of 19.77 million ounces and inferred gold resources of 10.05 million ounces, along with resources in copper, silver, and molybdenum.  Geotechnical and large diameter drilling for advanced metallurgical studies are planned to be included as part of the drill program.  Preliminary environmental and geotechnical investigations will be carried out at the proposed mill tailings locations.  These areas are being defined in a NI 43-101 compliant Preliminary Assessment, which is expected to be completed this quarter.

Brucejack, Canada

A 24,000-meter drill program is being planned for the Brucejack Project, which borders to the south of the Snowfield Project in British Columbia, Canada.  One goal of the drilling is the expansion of the newly-discovered Bridge Zone, which geologic interpretation suggests may have the potential to be a gold-copper-molybdenum porphyry similar to the Snowfield Project six kilometers to the north.  Other drill targets include the continued testing for expansion of the high-grade Galena Hill and West Zones, and new areas which have been defined by surface sampling and mapping.  In the 2009 drill program at Galena Hill, hole SU-12 intersected 1.5 meters of 16.9 kilograms of gold and 8.7 kilograms of silver per tonne. The Brucejack Project currently hosts measured and indicated resources of 4.04 million ounces of gold and 65.4 million ounces of silver and inferred resources of 4.87 million ounces of gold and 71.5 million ounces of silver.

San Agustin, Mexico

The San Agustin project hosts indicated resources of 1.59 million ounces of gold and 47.9 million ounces of silver and inferred resources of 1.06 million ounces of gold and 37.0 million ounces of silver.  A comprehensive geophysical program is underway to test for the source of the known mineralization at depth which modeling suggests may be potentially high-grade and breccia-hosted. A 6,000-meter drill program is planned in Q3 to follow up the results from the surveys and to test areas of known mineralization.  We have completed an internal study to evaluate the heap leach potential for processing the oxide mineralization at San Agustin. The results to date have been encouraging, and some of the planned drilling will target expansion of the near surface oxides resources.  Metallurgical studies are currently ongoing.

Berenguela, Peru

Preliminary geophysical surveys for the Berenguela project in Peru were conducted in 2009 to begin testing at depth for the potential source of the silver-copper-zinc resource at surface.  This survey generated a number of geophysical anomalies that have been followed up by an extensive program of detailed geophysical test work, including deep penetrating IP, magnetic, and gravity surveys. This geophysical work will be followed up with a 5,000-meter drill program scheduled to commence at the end of May.  A number of intrusive types and new areas of silver-copper-zinc mineralization have been identified on surface.  The source of the surface mineralization is currently interpreted to be replacement mantos and breccias either structurally hosted or associated along the margins of felsic intrusives.

Challacollo, Chile

A geophysical program of airborne magnetic and EM surveys, as well as targeted deep penetrating IP surveys and CSAMT ground surveys, is planned to commence in July.  Anomalies defined by this work will be followed up with a 5,000-meter drill program in Q4. The silver mineralization defined in the current project resource is structurally hosted in highly altered felsic volcanics overlaying Cretaceous sediments. The geologic environment underlying the known mineralization at Challacollo has been interpreted to strongly resemble that of the Pitarrilla deposit in Mexico. The project also has significant copper porphyry potential. As such, the proposed drill program will target polymetallic sulphide mineralization associated with felsic intrusive as well as copper porphyry mineralization.

Review of Quarterly Financial Results

For the quarter ended March 31, 2010, we recorded a net loss of $7,637,000 ($0.10 per share) compared to a net loss of $2,598,000 ($0.04 per share) in the first quarter of 2009.  The following is a summary and discussion on the various components of income and expenses recorded during the quarter compared to the same quarter in the prior year:

		Three Months Ended March 31
	2010	2009
	$(000)	$(000)

Revenue	11,531	-

Cost of sales	20,447	-
Depletion, depreciation and amortization	7,788	-
Loss from mine operations	(16,704)	-

During the first quarter of 2010, we recorded sales revenue of $11,531,000 on sales of 3,093 tonnes of silver concentrate containing 906,936 ounces of silver.  We entered production at our Pirquitas mine on December 1, 2009 and as a result, operating results are not applicable to the first quarter of 2009.

Cost of sales related to concentrate sold during the quarter was $28,235,000, including non-cash depletion, depreciation and amortization for the period of $7,788,000.  Total inventory impairment for the three months ended March 31, 2010 included in cost of sales was $13,547,000.  Inventory impairment was attributed to our total cost per ounce of silver produced exceeding our average realized silver price during the first quarter.  We expect the total cost per ounce of silver to decline as we complete our transition from processing transitional ore to sulphide ore commencing in the second quarter.

		Three Months Ended March 31
	2010	2009
	$(000)	$(000)

General and administration	5,314	2,093
Stock-based compensation	2,027	1,914
Property examination and exploration	149	2
Reclamation and accretion	399	78
	7,889	4,087

General and administration expenses during the three months ended March 31, 2010 were $5,314,000 compared to $2,093,000 during the three months ended March 31, 2009.  The increase in general and administrative expenses was the result of severance benefits,  recruiting costs and bonuses paid during the first quarter of 2010.

Stock-based compensation expense during the quarter was $2,027,000 compared to $1,914,000 in the same quarter of 2009.  Stock-based compensation expense is recognized over the vesting period of the options granted and was consistent in the first quarter of 2010 as compared to the first quarter of 2009.  The small increase compared to the prior year was due to additional options awarded in December 2009.

Reclamation and accretion expense was $399,000 during the quarter compared to $78,000 in the same period of the prior year.  The increase over the prior year is mainly attributed to higher accretion expense for the Pirquitas mine subsequent to an upward revision of the reclamation liability estimate for Pirquitas in December 2009.

		Three Months Ended March 31
	2010	2009
	$(000)	$(000)

Investment income	310	330
Foreign exchange loss	(507)	(1,035)
Interest expense	(3,354)	-
	(3,551)	(705)

For the three months ended March 31, 2010, investment income was $310,000 compared to $330,000 in the same period of the prior year.  The decrease in investment income is due to lower yields on our short term investments.

Foreign exchange loss for the quarter was $507,000 compared to $1,035,000 in the same quarter of the prior year.  Our main exposure to foreign exchange risk is related to our net monetary assets denominated in Canadian dollars and Argentinean pesos.  The foreign exchange loss in the current quarter reflects the weakening of the Argentinean peso against the U.S. dollar, which more than offset the effect of a stronger Canadian dollar against the U.S. dollar.

For the three months ended March 31, 2010, interest expense was $3,354,000 compared to $nil in the same period of 2009, which relates to interest and accretion expense on our convertible notes.  Interest and accretion expense of $3,175,000 related to our convertible notes during the same period of the prior year was capitalized to construction in progress as Pirquitas was still in the construction phase.

		Three Months Ended March 31
	2010	2009
	$(000)	$(000)

Gain on sale of marketable securities and other investments	2,374	1,630
Unrealized gain on financial instruments held-for-trading	(237)	(4)
Gain on sale of mineral property and property, plant
and equipment	13,138	-
Write down of mineral property	-	(377)
	15,275	1,249

During the three months ended March 31, 2010, we recognized a gain on sale of marketable securities and other investments of $2,374,000 compared to a gain of $1,630,000 in the same period of the prior year.  The gain in the current quarter of $2,374,000 was related to gain on sale of marketable securities.  Gain of $1,630,000 for the three months ended March 31, 2009 was related to recovery of other investments resulted from retroactive interest payments received on our asset-backed commercial paper investments.

Unrealized gain on financial instruments held-for-trading during the quarter was $237,000 compared to $4,000 in the same quarter of the prior year.  The unrealized gain is the result of revaluation of the conversion feature on our convertible debenture receivable.

We recorded a gain on sale of mineral properties and property, plant and equipment of $13,138,000 during the first quarter of 2010 primarily related to the gain on sale of our 100% interest in Silvertip property in British Columbia, Canada to Silvercorp Metals Inc. (“Silvercorp”).  Under the terms of the agreement, Silvercorp paid us total consideration of $14,957,000, including 1,200,000 common shares of Silvercorp, for an after-tax gain of $13,073,000.

During the first quarter of 2009, we allowed our mineral rights for La Bandera project in Mexico and Veca project in Peru to lapse resulting in a $377,000 write-down of mineral properties to net loss.  No similar write-down of mineral properties was recorded during the first quarter of 2010.

		Three Months Ended March 31
	2010	2009
	$(000)	$(000)

Current income tax recovery (expense)	(840)	900
Future income tax recovery	6,072	45
	5,232	945

For the three months ended March 31, 2010, we recorded current income tax expense of $840,000 compared to a recovery of $900,000 in the same period of 2009.  The current quarter expense relates to export tax imposed by the Argentinean government for our silver concentrate sales during the quarter.  During the first quarter of 2009, we finalized our tax filing related to the 2008 sale of the Shafter Silver project, which resulted in a reduction in our original estimate of income tax expense by $900,000.

Future income tax recovery during the quarter was $6,072,000 compared to $45,000 in the same quarter of the prior year.  During the quarter, we recognized a future income tax recovery of $6,308,000 in relation to reduction of future income tax liability arising from operating losses from Pirquitas mine operations during the quarter.  The remaining future income tax recovery (expense) reflects the tax effect on the unrealized gain (loss) on our marketable securities during the respective periods.

Selected Quarterly Data

	2010		2009								2008
	31-Mar		31-Dec		30-Sep		30-Jun		31-Mar		31-Dec		30-Sep		30-Jun

Revenue	11,531		5,442		-		-		-		-		-		-

Loss from mine operations	(16,704)		(2,523)		-		-		-		-		-		-

Earnings (loss)	(7,637)	(1)	(9,126)	(2)	(95)	(3)	(1,374)	(4)	(2,598)	(5)	(14,312)	(6)	11,951	(7)	(5,913)	(8)

Basic and diluted earnings (loss) per share	(0.10)		(0.13)		(0.00)		(0.02)		(0.04)		(0.23)		0.19		(0.09)

Cash and cash equivalents	102,995		26,659		42,886		52,835		107,723		72,013		136,793		181,865

Total assets	837,452		749,925		718,259		653,622		650,512		567,905		633,351		631,182

Working capital	117,441		24,515		27,036		37,890		92,440		41,486		122,884		191,341

Long term convertible debt	112,553		110,739		109,027		107,320		105,690		104,046		102,529		101,009

(1)
Includes $16,704,000 of loss from mine operations, $2,207,000 non-cash stock based compensation expense, $3,354,000 of interest expense on our convertible notes, offset by $13,138,000 gain on sale of mineral property, $2,374,000 gain on sale of marketable securities and other investments and $6,072,000 of future income tax recovery.

(2)
Includes $2,523,000 of loss from mine operations, $2,113,000 write-down of other investments, $3,103,000 loss on sale of other investments, $1,549,000 non-cash stock based compensation expense, offset by $3,341,000 future income tax recovery.

(3)	Includes $1,247,000 non-cash stock based compensation expense offset by $2,932,000 of foreign exchange gain.
(4)
Includes $1,609,000 non-cash stock based compensation expense, $2,002,000 write-down in convertible debenture receivable, offset by $2,701,000 of foreign exchange gain and $1,753,000 gain on sale of marketable securities.

(5)	Includes $1,914,000 non-cash stock based compensation expense, $1,035,000 of foreign exchange loss, offset by $1,602,000 recovery of other investments.
(6)
Includes $3,100,000 foreign exchange loss, $2,165,000 non-cash stock based compensation expense, $4,891,000 mark to market write-down of marketable securities and $1,733,000 of current income tax expense.

(7)
Includes $18,621,000 after-tax gain on sale of Shafter Silver project, $1,591,000 foreign exchange gain, net of $2,897,000 future income tax expense, $2,600,000 non-cash stock based compensation expense and $888,000 unrealized loss on financial instruments held-for-trading.

(8)	Includes $2,412,000 in non-cash stock based compensation expense, $1,116,000 foreign exchange loss, and $1,420,000 interest expense on convertible notes.

The changes in comparative results of operations on a quarter by quarter basis are primarily the result of fluctuations in the following areas: loss from mine operations, foreign exchange gain (loss), gain (loss) on sale of mineral property and property, plant and equipment, and gain (loss) on sale of marketable securities and other investments.

Sale of silver concentrate commenced in December 2009 resulting in revenues for the fourth quarter of 2009 and first quarter of 2010.  The related cost of sales was $7,965,000 and $28,235,000, respectively.  We sold our Silvertip property during the first quarter for total consideration of $14,957,000 resulting in an after-tax gain of $13,073,000.  We also sold marketable securities during the first quarter for proceeds of $2,437,000 resulting in a gain of $2,374,000.

FINANCIAL POSITION AND LIQUIDITY

At March 31, 2010, we held $102,995,000 (December 31, 2009 - $26,659,000) in cash and cash equivalents and $24,862,000 (2008 - $17,863,000) in marketable securities.  Working capital at March 31, 2010 was $117,441,000 (December 31, 2009 - $24,515,000).

The increase in cash from December 31, 2009 to March 31, 2010 is mainly attributed to:

•	$108,034,000 raised in public offering;

•	$6,927,000 proceeds from the sale of the Silvertip project;

•	$2,437,000 proceeds from sale of marketable securities;

        net of:

•	$17,861,000 spent on Pirquitas operations;

•	$20,327,000 spent at Pirquitas primarily on reducing construction related liabilities and on value added tax;

•	$4,860,000 spent on mineral properties; and

•	$5,314,000 spent on general and administration expenses.

As we continue to ramp up the production capacity at the Pirquitas mine, we may, from time-to-time, access the equity market or liquidate our non-core assets to finance our operations and advance our project pineline.

Summary Cash Flow Information

		Three Months Ended March 31
	2010	2009
	$(000)	$(000)

Cash used in operating activities	(16,198)	(4,006)
Cash generated by financing activities	108,357	93,754
Cash used in investing activities	(15,823)	(54,038)
Cash balance, beginning of period	26,659	72,013
Cash balance, end of period	102,995	107,723

Operating Activities

Cash flow used in operations increased $12,192,000 from $4,006,000 in the first quarter of 2009 to $16,198,000 in the same quarter of the current year.  We incurred a net loss during the quarter of $7,637,000 compared to $2,598,000 in the first quarter of 2009.  The current quarter is reflective of our first quarter of production as well as higher administration and corporate costs due to resignation of Chief Executive Officer, related recruiting costs and bonus for officers and employees during the quarter.

Financing Activities

		Three Months Ended March 31
	2010	2009
	$(000)	$(000)

Shares issued for cash	114,712	99,402
Share issue costs	(6,355)	(5,648)
Cash generated by financing activities	108,357	93,754

During the first quarter of 2010, a total of $108,357,000 was raised through financing activities as compared to $93,754,000 in the same quarter of the prior year.

In February 2010, we closed a public share offering of 6,729,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000.  After deducting underwriting fees and estimated offering expenses of $6,355,000, net proceeds were approximately $108,034,000.

During the first quarter of 2009, we closed a public share offering of 5,826,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $99,037,000. After deducting underwriting fees and estimated offering expenses of $5,648,000, net proceeds were $93,389,000.  Net proceeds from the offerings have been, and will continue to be, used to fund the development of our mineral properties, for working capital requirements, to repay indebtedness outstanding and for other general corporate purposes.

During the quarter, a total of 29,766 (2009 – 28,000) shares were issued on the exercise of stock options for total proceeds received of $323,000 (2009 - $365,000).

Investing Activities

We spent $4,860,000 (2009 - $4,766,000) for exploration and $16,381,000 (2009 - $44,802,000) for development, construction and mining equipment at Pirquitas during the quarter.

During the quarter, we incurred $57,000 (2009 - $35,501,000) of capital expenditures at the Pirquitas mine in Argentina.  As construction of the mine was completed in December 2009, we do not anticipate any significant capital expenditure at Pirquitas other than sustaining capital expenditures.  The majority of the $16,381,000 spent for property, plant and equipment during the quarter were directed at reducing construction related liabilities.

During the quarter, we incurred $3,946,000 (2009 - $4,470,000) in value added tax (“VAT”) primarily in Argentina related to the Pirquitas project.  At the end of the first quarter, we submitted our first application of approximately $41 million to the fiscal authority to begin the process of recovering our VAT receivable.  As we continue to export our concentrates to market, additional VAT applications will be submitted on an ongoing basis to recover the remaining balance of VAT receivable.

A summary of the exploration expenditures by mineral property follows:

		Three Months Ended March 31
	2010	2009
	$(000)	$(000)

Bowdens	63	41
Brucejack	353	-
Candelaria	47	63
Challacollo	85	76
Diablillos	258	286
Pitarrilla	1,826	1,417
San Luis	3,114	764
Snowfield	920	76
Veta Colorada	68	32
Other	709	342
Change in non-cash working capital	(2,583)	1,669
	4,860	4,766

The above table reflects cash expenditures incurred by property.  It does not include non-cash charges.

In February 2010, we completed the sale of our 100% interest in Silvertip property located in British Columbia, Canada to Silvercorp Metals Inc. (“Silvercorp”).  Under the terms of the agreement, Silvercorp paid us total consideration of $14,957,000, including 1,200,000 common shares of Silvercorp.  The sale resulted in an after-tax gain of $13,073,000.

FINANCIAL INSTRUMENTS

Our activities expose us to a variety of financial risks, including credit risk, liquidity risk and market risk.  From time to time, we may use foreign exchange contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates.  We do not have a practice of trading derivatives.  In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations.  Our credit risk arises primarily with respect to our cash and cash equivalents, accounts receivable, convertible debenture receivable and value added tax recoverable.  We have established internal policies to mitigate our exposure to credit risk, including limiting the concentration of credit risk, ensuring a minimum credit worthiness of customers and monitoring liquidity of available funds.  We manage our credit risk on cash and cash equivalents by investing only in government obligations and the credit risk associated with these investments is considered to be low.

During the three months ended March 31, 2010, we sold all of our concentrate production to one customer.  Our customer is a large international organization and our credit risk associated with trade receivables is considered to be low.  We have not experienced any bad debts with this customer.

Argentinean law states that valued added tax (“VAT”) paid is recoverable once the company reaches the production stage.  We commenced production at our Pirquitas property on December 1, 2009 and as a result, we are in the process of applying to the Argentinean government to recover our VAT.

Our maximum exposure to credit risk at March 31, 2010 is as follows:

	2010	2009
	$	$

Cash and cash equivalents	102,995	26,659
Accounts receivable	8,515	6,238
Convertible debenture receivable	5,979	5,606
Value added tax recoverable	58,041	54,095
	175,530	92,598

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We have in place a planning and budgeting process to assist in determining the funds required to support our normal operating requirements on an ongoing basis as well as our expansion plans.  We manage liquidity risk by ensuring sufficient resources are available to meet short-term business requirements, taking into account our anticipated cash flows from operations and our cash and cash equivalent balances.

We ensure that there is sufficient capital to meet our long-term obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to development, capital and operating needs.  If necessary, we may raise funds through the issuance of debt, equity, or monetization of non-core assets.  We believe our sources will be sufficient to cover our short-term and long-term cash requirements.

Contractual obligations

We enter into contracts that give rise to commitments for future minimum payments in the normal course of business.  The following table summarizes the remaining undiscounted contractual maturities of our financial liabilities and operating and capital commitments at March 31:

	Less than			Over 5
	1 year	1 to 3 years	4 to 5 years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	37,738	-	-	-	37,738
Asset retirement obligations	341	2,486	2,404	19,135	24,366
Long-term convertible note repayments *	-	138,000	-	-	138,000
Interest on convertible notes *	3,105	15,525	-	-	18,630
Capital expenditure commitments	2,104	3,305	724	-	6,133
Minimum rental and lease payments	377	1,038	134	-	1,549
	43,665	160,354	3,262	19,135	226,416

* Convertible notes are due in 2028 but are expected to be repaid in 2013.  The notes bear an interest rate of 4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

Our capital expenditure commitments relate to contracts entered into in the normal course of business for ongoing mining operations at our Pirquitas mine.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financing arrangements.

Market Risk

i)	Foreign Exchange Risk

We operate projects in seven different countries and therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies.  Our foreign exchange risk arises primarily with respect to the Canadian dollar and Argentine peso.

As at March 31, our exposure to foreign exchange risk denominated in U.S. dollar is as follows:

	March 31, 2010
	Cash and cash equivalents and restricted cash	Convertible debenture	Value added tax recoverable	Accounts payable and accrued liabilities
	$	$	$	$

Canadian dollar	5,326	6,230	-	(3,817)
Mexican peso	365	-	64	(570)
Argentinean peso	4,001	-	57,977	(12,430)
Australian dollar	146	-	-	(12)
Peruvian soles	1,747	-	-	(539)

	11,585	6,230	58,041	(17,368)

During the three months ended March 31, 2010, we recognized a foreign exchange loss of $507,000 (March 31, 2009 –$1,035,000).  Based on the above net exposures at March 31, 2010, a 10% change in the above currencies against the U.S. dollar would result in $5,846,000 change in our net earnings.

ii)	Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents.  Cash and cash equivalents earn interest based on market interest rates.  Our long-term note receivable and long-term debt have fixed interest rates and are not exposed to interest rate risk.

As at March 31, 2010, the weighted average interest rate of our cash equivalents investment was 0.07%.  With other variables unchanged, a 1% change in the interest rate would result in a $167,000 (March 31, 2009 - $253,000) change in our net earnings.

iii)	Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;

•	the supply of, and demand for, these metals;

•	speculative activities;

•	the availability and costs of metal substitutes;

•	expectations for inflation; and

•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas mine and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may be subject to significant fluctuations.  In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2010 that have materially affected, or are reasonably likely to material affect, internal control over financial reporting.

ADDITIONAL DISCLOSURES

Related Party Transactions

During the three months ended March 31, 2010, we recorded administrative, technical services and expense reimbursements of $19,000 (March 31, 2009 - $197,000) from companies related by common directors or officers.  At March 31, 2010, accounts receivable include $2,000 (December 31, 2009 - $35,000) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  Our accounting policies are described in note 2 of our 2009 audited annual consolidated financial statements.  A discussion of the critical accounting estimates and assumptions that management has made and how they affect the amounts reported in the consolidated financial statements is included in our Management Discussion & Analysis for the year ended December 31, 2009.  These estimates include:

•	mineral resources and reserves;

•	the recoverability of the carrying value of mineral property costs;

•	the carrying value of the reclamation liability;

•	income and resource taxes;

•	the carrying value of other investments;

•	the valuation of stock-based compensation; and

•	the assumptions used in determining the reclamation liability.

Changes in Accounting Policies

Business combinations and related sections

Effective January 1, 2010, we elected to adopt Chartered Accountants Handbook (“CICA”) Handbook Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602 “Non-Controlling Interests” on a prospective basis.  The adoption of these standards did not have a material impact on our consolidated financial statements.

Financial Instruments

Amendments to Canadian Institute of Chartered Accountants Handbook (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, related to clarification on the recognition of prepayment options embedded in a debt instrument and on the calculation of interest on a financial asset after recognition of an impairment loss are effective January 1, 2011 on a prospective basis, with early adoption permitted.   We have elected to adopt this standard on a prospective basis effective January 1, 2010.  The adoption of these amendments did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

International Financial Reporting Standards

Effective January 1, 2011, our primary basis of accounting will change to International Financial Reporting Standards.

International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that publicly accountable enterprises will be required to transition from Canadian GAAP to IFRS for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011.  This includes a requirement to present comparative financial information in accordance with IFRS for 2010.  Accordingly, our first interim consolidated financial statements will be presented in accordance with IFRS for the three months ending March 31, 2011 with 2010 comparative results.

The following table provides a summary of our changeover plan, the key activities involved, and the current status of these tasks:

Key Activities	Current Status
Financial Reporting

•    Analyze and select accounting policies where alternatives are permitted, including IFRS 1 elections
•    Quantify key differences for opening balance sheet
•    Identify and quantify impact on taxation
•    Prepare IFRS consolidated financial statements, including IFRS 1 reconciliations

•    Finalized IFRS 1 elections and formulated policy positions for key accounting differences during 2009
•    Quantification of key differences for opening balance sheet is in progress
•    Identification of taxation impact and quantification is in progress
•    Finalized draft skeleton consolidated financial statements
•    IFRS 1 reconciliations is in progress

Training • Provide technical training to key finance personnel and accounting personnel at all site locations	• Initial training program complete • Specific training will be provided on an as-needed basis during 2010
Business Activities • Assess impact of conversion on budgeting and forecasts	• Planning is underway
Control Environment • Maintain effective controls throughout the IFRS conversion process • Revise control environment for changes in processes and controls as a result of transition to IFRS	• Assessment of controls surrounding IFRS conversion process is underway
Financial Information Systems

•    Determine and implement solution for capturing IFRS information throughout 2010 while still reporting in Canadian GAAP (i.e. for comparative  period)
•    Identify impact on financial systems and changes required

• Implementation is in progress with further information to be gathered • Analysis of system changes is in progress

As at March 31, 2010, we have completed our scoping and planning and are well underway in our design and solution development and implementation.

We have identified key areas where changes in accounting policy are expected on our transition from Canadian GAAP to IFRS listed below.  This list is intended to highlight the areas that we have determined to be the most significant and should not be regarded as a complete list of changes that will result from the transition to IFRS.  We have not yet completed the quantification of the impact of these changes at this stage in our conversion project.

First-time adoption of IFRS

IFRS 1, “First time adoption of International Financial Reporting Standards”, generally requires that all IFRS standards and interpretations be accounted for on a retrospective basis.  IFRS 1 provides for certain optional exemptions and other mandatory exceptions to this general principal.  The most significant IFRS optional exemptions which we expect to apply are:

Exemption	Summary of exemption and decision
IFRS 2, Share-based payments	Full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any related liabilities.
IFRS 3, Business Combinations	Allows an entity that has conducted prior business combinations to apply IFRS 3 on a prospective basis from the date of transition. This avoids the requirement to restate prior business combinations.
IAS 21, Cumulative Translation Differences	Allows an entity to deem all cumulative translation differences to be zero at the date of transition.
IAS 23, Borrowing Costs	This exemption allows a first time adopter to apply IAS 23(revised) from the date of transition to IFRS for all qualifying assets for which the capitalization start date is on or after that date.

Functional Currency

IFRS requires functional currency to be assessed independently for each subsidiary within a consolidated group and introduces the concept of primary and secondary factors.  We determined the U.S. dollar to be our functional currency for Canadian GAAP effective January 1, 2009.

Income Taxes

There are a number of GAAP differences related to income taxes, the most significant being the calculation of temporary differences on non-monetary items and the initial recognition exemption on an asset acquisition.

Under Canadian GAAP, deferred tax balances are calculated in the currency in which the taxes are denominated and then converted to the accounting functional currency at the current rate.  IFRS requires that deferred taxes be determined in an entity’s functional accounting currency.  The different treatment under IFRS results in a measurement difference for deferred taxes on monetary items where an entity’s tax and accounting functional currencies differ.  We expect that this GAAP difference will impact a significant number of our subsidiaries.

IFRS provides an initial recognition exemption such that a deferred tax asset or liability is not recognized in the event it arises from initial recognition of an asset or liability acquired outside of a business combination.  This exemption does not exist in Canadian GAAP.

Asset Impairment

Canadian GAAP provides a two-step approach to testing a long-lived asset for impairment in the event that indicators exist.  The first step is a test for recoverability whereby the carrying value is compared to the undiscounted cash flows that the asset is expected to generate.  If the undiscounted cash flows exceed the carrying amount, then no impairment charge is necessary.  If the undiscounted cash flows are lower than the carrying amount of the asset, then the asset is written down to the estimated fair value, determined based on the discounted cash flows.

Under IFRS, an entity is required to assess whether there is an indication of impairment at each reporting date.  If such an indication exists, the entity must compare the carrying value of the asset or cash generating unit (“CGU”) to the recoverable amount.  Recoverable amount is defined as the higher of an asset or CGU’s fair value less costs to sell and its value in use.  Value in use is the present value of the future cash flows expected to be derived from an asset or CGU.  An impairment loss is recognized to the extent that the carrying value exceeds the recoverable amount.  Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if the circumstances leading to the impairment no longer exist.

This change may result in impairment losses being recognized earlier under IFRS that would not be recognized under Canadian GAAP.

Provision for reclamation and rehabilitation

The primary differences between IFRS and Canadian GAAP for reclamation and rehabilitation provisions include the basis of estimation for undiscounted cash flows, the discount rate used, the frequency of liability re-measurement, and recognition of a liability when a constructive obligation exists.

Canadian GAAP requires the estimate of undiscounted cash flows to be based on the amount that a third party would demand to assume the obligation, whereas IFRS focuses on the use of management’s best estimate of the expenditures required to settle the obligation.  We do not expect this GAAP difference to have a large impact on our estimates.

The discount rate used to determine the present value of the expenditures for Canadian GAAP is the credit-adjusted risk free rate for the entity.  IFRS requires the use of a discount rate that reflects the risks specific to the liability.

In accordance with Canadian GAAP, our provision for reclamation and rehabilitation is re-measured when there is a change in the amount or timing of cash flows required to settle the obligation.  IFRS requires the re-measurement of the liability at each reporting date.  Although this calculation will occur more frequently, it will result in a simplification of the process due to the removal of the layering effect under Canadian GAAP.

The recognition principle is broadened with the implementation of IFRS, which requires that a liability be recorded if there is a legal or constructive obligation, where Canadian GAAP requires a liability to be recognized when there is a legal obligation.

We have not yet determined the impact of these changes on our consolidated statement of income (loss) or on our consolidated balance sheet.  There will be no impact on our consolidated statement of cash flow.

Outstanding Share Data

The authorized capital consists of unlimited common shares without par value.  As at May 10, 2010, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price C$	Remaining Life (years)
Capital stock	78,723,895
Stock options	5,230,518	$10.50 - $40.62	0.6 - 9.6
Fully diluted	83,954,413

RISKS AND UNCERTAINTIES

We are a company focused on operating and producing silver from our Pirquitas mine and on advancing our other exploration projects and are exposed to a number of risks and uncertainties that are common to other companies in the same business.  Some of these risks have been discussed elsewhere in this MD&A and are discussed in detail in our MD&A for the year ended December 31, 2009.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that our mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skills of the exploration personnel involved.  The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond our control.  Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

Reserve and Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades.  Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The proven and probable reserves and the measured and indicated and inferred resources set forth by us are estimates and there is no certainty that the proven and probable reserves or the measured and indicated levels of silver and other metals will be realized.  Declines in the market price for silver and other metals may adversely affect the economics of a reserve and may require us to reduce our estimates.

Metal Price and Exchange Rate Volatility

The market price for silver and other metals is volatile and cannot be controlled.  There is no assurance that if commercial quantities of silver and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.  The cost of exploration and future capital and operating costs are affected by foreign exchange rate fluctuations.  In particular, any appreciation in the currencies of the countries where we carry out exploration or development activities will increase our costs of carrying on operations in such countries.  In addition, as we maintain our bank accounts primarily in U.S. and Canadian dollars, any increase in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent that we hold funds and investments in Canadian dollars.

Argentina Export Tax

The Pirquitas project has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements.  In December 2007 the National Customs Authority of Argentina levied an export duty of 10% on concentrates for projects with fiscal stability agreements predating 2002. We have been advised that the project is subject to this export duty despite our rights under our fiscal stability agreement from 1998.  The legality of the export duty has been challenged and is currently under review by the court in Argentina and we will pay this export duty under protest while we review our legal alternatives.

Production Risk

We prepare estimates of future production for the Pirquitas mine.  We cannot give any assurance that it will achieve its production estimates.  Actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND NON-GAAP PERFORMANCE MEASURES

The MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information within Canadian securities laws (collectively “forward looking statements”) concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	uncertainty of production and cost estimates for the Pirquitas Mine;

•	uncertainty of production at our mineral exploration properties;

•	risks and uncertainties associated with new mining operations, including start-up delays and operational issues;

•	risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs;

•	commodity price fluctuations;

•	our history of losses and expectation of future losses;

•	recent market events and conditions;

•	risks related to general economic conditions;

•	risks related to our covenants given with respect to our 4.5% convertible senior notes due 2028;

•	differences in U.S. and Canadian practices for reporting mineral resources and reserves;

•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control;

•	risks related to governmental regulations, including environmental regulations;

•	risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits we have obtained;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change, could result in increased operating costs;

•	risks related to reclamation activities on our properties;

•	uncertainties related to title to our mineral properties and surface rights;

•	risks related to political instability and unexpected regulatory change;

•	our ability to successfully acquire additional commercially mineable mineral rights;

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	risks related to some of our directors’ and officers’ involvement with other natural resource companies;

•	risks related to estimates of future income tax assets and liabilities;

•	risks related to claims and legal proceedings;

•	our ability to maintain adequate internal control over financial reporting; and

•	our potential classification as a “passive foreign investment company” under the U.S. Internal Revenue Code.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties”.  Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Non-GAAP Financial Performance Measures

We use certain non-GAAP financial performance measures in our MD&A.  For a detailed description of each of the non-GAAP measures used in this MD&A, please refer to the discussion under “Non-GAAP Financial Performance Measures” on page 2 of our MD&A.

Starting in this MD&A, we are introducing “Cash production cost per ounce”, “Cash operating cost per ounce” and “Total cost per ounce”.  Cash production cost per ounce is used as a measure of cash production costs incurred at the mine site before any deductions related to concentrate sales.  This measure is used by management to measure the performance of plant and mill operations and we believe it is a useful measure to investors during our early stages of production.  This measure is then adjusted for various sales-related deductions to arrive at cash operating cost per ounce.  This measure is commonly used within the industry and we believe provides investors with valuable information regarding our performance.  Cash operating cost is aggregated with depletion, depreciation and amortization to arrive at the total cost per ounce, which provides investors with the total cost of producing an ounce of silver, which we believe to be a valuable measure for determining our future profitability.

For additional information related to these non-GAAP performance measures, please refer to page 2 in the Non-GAAP Financial Performance Measures section of this MD&A.